Via Fax (816) 474-1742

June 23, 2010

Marc Naughton
Executive Vice President,
Senior VP and Chief Financial Officer
Cerner Corporation
2800 Rockcreek Parkway
Kansas City, MO 64117

      Re: Cerner Corporation
             Form 10-K for the Fiscal Year Ended January 2, 2010
             Filed on February 22, 2010
             File No. 000-15386

Dear Mr. Naughton:

      We have completed our review of your filings and do not have any further comments at this time.

                               Sincerely,

                               Mark P. Shuman
                               Legal Branch Chief